

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 14, 2024

VIA EMAIL

John.Lively@Practus.com

John H. Lively
Practus, LLP
11300 Tomahawk Creek Parkway, Suite 310
Leawood, Kansas 66211

Re: ETF Opportunities Trust, et al.; File Nos. 812-15508 and 803-00264

Dear Mr. Lively:

By Form APP-WD filed with the Securities and Exchange Commission on September 29, 2023, you requested that the above-captioned application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Lisa Reid Ragen

Lisa Reid Ragen
Branch Chief
Chief Counsel's Office

cc: Trace W. Rakestraw, Senior Special Counsel, Chief Counsel's Office